August 2, 2022

Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:    Oil States International, Inc.
Registration Statement on Form S-3
Filed July 6, 2022
File No. 333-266037

Ladies and Gentlemen:

Set forth below are the responses of Oil States International, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 26, 2022, with respect to the Registration Statement on Form S-3, File No. 333-266037, filed with the Commission on July 6, 2022 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement on Form S-3 unless otherwise specified.

Registration Statement on Form S-3

Risk Factors, page 2

1.We note that demand for most of your products and services depends on the level of supply of and demand for oil and natural gas, which has been impacted by the ongoing war between Russia and Ukraine. To the extent material, please provide risk factor disclosure of the direct or indirect impact of Russia’s invasion of the Ukraine on your business segments, products, lines of service, projects, or operations. In addition to the general impact, please also consider the impact on your supply chain, any impact from sanctions and export controls and whether you will need to evaluate any aspects of your business for impairment.

RESPONSE: We respectfully acknowledge the Staff’s comment and note that neither the Company’s financial position nor results of operations have been materially adversely affected by the Russia-Ukraine conflict.

Securities and Exchange Commission
August 2, 2022

In our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the Commission on April 29, 2022, we disclosed the impacts of the Russia-Ukraine conflict in the “—Recent Developments” and “—Overview” sections of “ITEM 2. Management's Discussion and Analysis of Financial Condition and Results of Operations” as well as in the “Cautionary Statement Regarding Forward-Looking Statements” section. Included among those disclosures were (i) the indirect impact such conflict was having on crude oil prices, (ii) the fact that, during the first quarter of 2022, we recorded bad debt expense of $0.8 million related to receivables from Russia-based customers of our Offshore/Manufactured Products segment and (iii) as of March 31, 2022, we had no remaining material balance sheet exposure related to Russia.

Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the Commission on July 28, 2022 likewise includes similar disclosures. In addition, at the Staff’s suggestion, we included an additional risk factor regarding the potential future impacts of the Russia-Ukraine conflict on our business (the text of which is included below).

The ongoing military action between Russia and Ukraine could adversely affect our business, financial condition and results of operations.

In February of 2022, Russian military forces invaded Ukraine and fighting between the two countries continues. While we have no operations, personnel or material assets in either country as of June 30, 2022, the outcome of this ongoing military conflict is highly unpredictable and could lead to further market and other disruptions that could adversely affect us, such as: volatility in crude oil and natural gas prices, which can adversely affect demand for our products and services; further supply chain constraints and disruptions, or increased prices for certain raw materials and component parts, such as steel and forgings, that are used in products we manufacture and other products needed by our customers in connection with their ongoing operations; instability in financial markets; higher inflation; delays or cancellations of planned projects by our customers due to rising costs; changes in currency rates; and increases in cyberattacks and espionage. As a result of this conflict, governments in the European Union, the United States, the United Kingdom, Switzerland and other countries have enacted sanctions against Russia and Russian interests. Such sanctions, and other measures, as well as existing and potential further responses from Russia or other countries to such sanctions, could exacerbate the foregoing risks. Any of these developments could adversely affect our business, financial condition and results of operations.

Both of the aforementioned Quarterly Reports (including the above risk factor) are incorporated by reference in the amended Registration Statement that we are filing contemporaneously with this correspondence pursuant to Item 12 of Form S-3 and the section of the amended Registration Statement titled “Incorporation of Certain Documents By Reference.”

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Securities and Exchange Commission
August 2, 2022

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact the undersigned at (713) 652-0527.

Very truly yours,

OIL STATES INTERNATIONAL, INC.

By:	/s/ Brian E. Taylor
Name:	Brian E. Taylor
Title:	Senior Vice President, Chief Accounting Officer and Controller

Enclosures
cc:    Cindy B. Taylor, Oil States International, Inc.
    Lloyd A. Hajdik, Oil States International, Inc.
    Michael S. Telle, Vinson & Elkins L.L.P.
    Markeya R. Brown, Vinson & Elkins L.L.P.